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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                    0-2525
                                                               SEC FILE NUMBER

                                                                   446150104
                                                                 CUSIP NUMBER


             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] FORM 10-Q

                          [ ] Form N-SAR [ ] Form N-CSR

         For the period ended:  MARCH 31, 2003

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the period ended:      N/A
                               -------------

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION

Full Name of Registrant:   HUNTINGTON BANCSHARES INCORPORATED

Address and Phone Number:  41 SOUTH HIGH STREET
                           COLUMBUS, OHIO  43287
                           614-480-8300


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PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate). [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.


PART III - NARRATIVE

         On April 16, 2003, Huntington Bancshares Incorporated ("Huntington") issued a news release announcing its earnings for the first quarter ended March 31, 2003, and its intent to restate prior period earnings resulting from the reclassification of approximately $3 billion of automobile leases from direct finance leases to operating leases.

         Huntington had intended to reclassify its entire $3 billion automobile lease portfolio from the direct financing lease method to the operating lease method of accounting. However, management has been advised that SEC staff made an announcement at the May 15, 2003, meeting of the Emerging Issues Task Force ("EITF") regarding an interpretation of Statement of Financial Accounting Standards ("FAS") No. 13, Accounting for Leases, that may permit a portion of Huntington's automobile leases to be appropriately accounted for as direct finance leases rather than operating leases. Huntington needs additional time to determine if the outcome of this development will impact Huntington's decision to reclassify all of its automobile leases as operating leases and make any necessary adjustments in its first quarter Form 10-Q.

         For these reasons, Huntington will not be able to file its Form 10-Q for the quarter ended March 31, 2003, within the prescribed period, without unreasonable effort or expense.





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PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Mary Beth M. Clary, Esq.
         Porter, Wright, Morris & Arthur LLP
         5801 Pelican Bay Blvd. Suite 300
         Naples, Florida  34108
         239-593-2959

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                 [X] Yes  [ ] No


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X] Yes  [ ] No

Explanation of Anticipated Change:

         Huntington believes that the SEC staff interpretation could have a significant impact on Huntington's results of operation because a portion of its automobile lease portfolio may be appropriately accounted for as direct finance leases rather than operating leases. Until Huntington has determined if this development will impact its decision to reclassify all of its automobile leases as operating leases and, if so, makes appropriate adjustments to its financial statements, Huntington is unable to quantify the change.

                                   SIGNATURES

         Huntington Bancshares Incorporated has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           HUNTINGTON BANCSHARES INCORPORATED


Date:   May 16, 2003                 By:  /s/ Michael J. McMennamin
                                        ----------------------------------------
                                          Michael J. McMennamin, Vice Chairman,
                                          Chief Financial Officer and Treasurer